      23 (k) FINANCIAL STATEMENTS - AEGON/TRANSAMERICA FUND ADVISERS, INC.

                         Report of Independent Auditors


The Board of Directors and Stockholders
AEGON/Transamerica Fund Advisers, Inc.

We have audited the accompanying statements of financial condition of AEGON/Transamerica Fund Advisers, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AEGON/Transamerica Fund Advisers, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP


Des Moines, Iowa
February 26, 2004

                     AEGON/TRANSAMERICA FUND ADVISERS, INC.
                       STATEMENTS OF FINANCIAL CONDITION
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


                                                                                  AT DECEMBER 31,
                                                                            ----------------------------
                                                                              2003                 2002
                                                                            --------            --------

ASSETS:
      Cash                                                                  $      4            $      4
      Certificate of deposit                                                     138                 136
      Investment in Mutual Funds
                (Cost: 2003 - $8,454 , 2002 - $6,521)                          9,200               6,160
      Investment advisory fees receivable                                     16,734              11,001
      Intercompany receivable                                                     --               5,849
      Goodwill                                                                23,086              23,086
      Prepaid expenses                                                           345                  --
                                                                            --------            --------
Total Assets                                                                $ 49,507            $ 46,236
                                                                            ========            ========

LIABILITIES AND STOCKHOLDERS' EQUITY:
Liabilities:
      Investment sub-advisory fees payable                                  $  9,350            $  4,993
      Intercompany payable                                                     3,510                  --
      Deferred income tax payable                                              1,174                 285
      Installment payments due to former officer                                  --                 100
      Payable under tax allocation agreement                                   1,792               1,223
      Accrued liabilities                                                      1,228               1,393
                                                                            --------            --------
Total Liabilities                                                             17,054               7,994

Stockholders' Equity:
      Common Stock, par value $1.00 per share -
               authorized, issued and outstanding 100,000 shares                 100                 100
      Accumulated other comprehensive income/(loss) - net
               unrealized investment gains (losses)                              485                (235)
      Additional paid in capital                                              27,864              27,864
      Retained earnings                                                        4,004              10,513
                                                                            --------            --------
Total Stockholders' Equity                                                    32,453              38,242
                                                                            --------            --------
Total Liabilities and Stockholders' Equity                                  $ 49,507            $ 46,236
                                                                            ========            ========

                     AEGON/TRANSAMERICA FUND ADVISERS, INC.
                            STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)


                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------
                                                       2003                2002                2001
                                                     --------            --------            --------

REVENUES:
      Investment advisory fees (net)                 $144,694            $114,023            $135,440
      Other income                                        356                 237                 481
                                                     --------            --------            --------
Total Revenues                                        145,050             114,260             135,921
                                                     --------            --------            --------

EXPENSES:
      Investment sub-advisory fees                     72,593              59,572              66,441
      Administrative fees                               2,413              15,170              25,576

      Amortization of goodwill                             --                  --               2,077
      General and administrative expenses               2,854               2,463               1,421
                                                     --------            --------            --------
Total Expenses                                         77,860              77,205              95,515
                                                     --------            --------            --------

Income before income tax expense                       67,190              37,055              40,406

Income tax expense:
      Current                                          21,873              13,835              16,143
      Deferred                                            502                 482                  32
                                                     --------            --------            --------
                                                       22,375              14,317              16,175
                                                     --------            --------            --------

Net income                                           $ 44,815            $ 22,738            $ 24,231
                                                     ========            ========            ========


See accompanying notes.

                     AEGON/TRANSAMERICA FUND ADVISERS, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                           (ALL AMOUNTS IN THOUSANDS)


                                                                              ACCUMULATED
                                                                                 OTHER
                                                                             COMPREHENSIVE  ADDITIONAL                 TOTAL
                                                                    COMMON      INCOME/      PAID IN    RETAINED    STOCKHOLDERS'
                                                                     STOCK       (LOSS)      CAPITAL    EARNINGS      EQUITY
                                                                    ------   -------------  ----------  ----------   -------------
Balance at January 1, 2001                                          $  100       $ 180      $ 27,864    $  3,733     $ 31,877
         Comprehensive income:
                Net income                                                                                24,231       24,231
                Change in net unrealized investment
                   gains/(losses)                                                 (167)                                  (167)
                                                                                                                     --------
         Total comprehensive income                                                                                    24,064
         Dividends paid to stockholders                                                                  (18,495)     (18,495)
                                                                    ------       -----      --------    --------     --------
                Balance at December 31, 2001                           100          13        27,864       9,469       37,446
         Comprehensive income:
                Net income                                                                                22,738       22,738
                Change in net unrealized investment
                   gains/(losses)                                                 (248)                                  (248)
                                                                                                                     --------
         Total comprehensive income                                                                                    22,490
         Dividends paid to stockholders                                                                  (21,694)     (21,694)
                                                                    ------       -----      --------    --------     --------
                Balance at December 31, 2002                           100        (235)       27,864      10,513       38,242
         Comprehensive income:

                Net income                                                                                44,815       44,815
                Change in net unrealized investment
                   gains/(losses)                                                  720                                    720
                                                                                                                     --------
         Total comprehensive income
                                                                                                                       45,535
         Dividends paid to stockholders                                                                  (51,324)     (51,324)
                                                                    ------       -----      --------    --------     --------
Balance at December 31, 2003                                        $  100       $ 485      $ 27,864    $  4,004     $ 32,453
                                                                    ======       =====      ========    ========     ========


See accompanying notes.

                    AEGON/TRANSAMERICA FUND ADVISERS, INC.
                           STATEMENTS OF CASH FLOWS
                          (ALL AMOUNTS IN THOUSANDS)


                                                                                         YEAR ENDED DECEMBER 31,
                                                                             --------------------------------------------------
                                                                               2003                 2002                 2001
                                                                             --------             --------             --------

OPERATING ACTIVITIES
Net income                                                                   $ 44,815             $ 22,738             $ 24,231
Adjustments to reconcile net income to net
               cash provided by operating activities:

               Amortization of goodwill                                            --                   --                2,077

               Change in deferred income tax payable                              502                  482                   32
               Changes in other operating assets and liabilities:

                   Investment advisory fees receivable                         (5,733)              (7,512)                  13

                   Intercompany receivable/payable                              9,359                  865               (5,237)

                   Investment sub-advisory fees payable                         4,357                1,211                 (392)

                   Service fees payable to related parties                         --                 (670)                (432)

                   Other assets/prepaid expenses                                 (345)                  --                    7

                   Accrued liabilities                                           (165)               1,135                 (835)

                   Payable under tax allocation agreement                         569                1,626                 (870)
                                                                             --------             --------             --------
Net cash provided by operating activities                                      53,359               19,875               18,594

INVESTING ACTIVITIES

               Cost of investments purchased                                   (1,933)              (5,192)              (1,004)

               Increase in certificate of deposit                                  (2)                  (4)                  (6)
                                                                             --------             --------             --------
Net cash used in investing activities                                          (1,935)              (5,196)
                                                                                                                         (1,010)

FINANCING ACTIVITIES
               Dividends paid to stockholders                                 (51,324)             (21,694)             (18,495)

               Installment payment to former officer                             (100)                (100)                (100)
                                                                             --------             --------             --------
Net cash used in financing activities                                         (51,424)             (21,794)             (18,595)


Decrease in cash                                                                   --               (7,115)              (1,011)


Cash at beginning of year                                                           4                7,119                8,130
                                                                             --------             --------             --------

Cash at end of year                                                          $      4             $      4             $  7,119
                                                                             ========             ========             ========
Supplemental disclosure of cash flow information

               Cash paid during the year for income taxes                    $ 21,304             $ 12,209             $ 17,013

See accompanying notes.

                     AEGON/Transamerica Fund Advisers, Inc.

                         Notes to Financial Statements
                             (Dollars in thousands)

                               December 31, 2003


1.       SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

AEGON/Transamerica Fund Advisers, Inc. ("ATFA" or "the Company") is directly owned by Western Reserve Life Assurance Co. of Ohio (78%) ("WRL") and AUSA Holding Company (22%) ("AUSA") both of which are indirect wholly-owned subsidiaries of AEGON N. V., a holding company organized under the laws of the Netherlands. The Company is the investment advisor for the portfolios in the AEGON/Transamerica Series Fund, Inc. ("ATSF"), IDEX Mutual Funds ("IDEX"), Transamerica Income Shares, Transamerica Index Fund and Transamerica Occidental Life Insurance Company Fund B (collectively referred to as the "Funds"). As investment advisor, the Company is responsible for providing investment management and administrative services to the portfolios of the Funds, including selecting the investment sub-advisors. As compensation for these services, the portfolios of the Funds pay the Company a monthly fee based on a percentage of the average daily net assets of each portfolio.

During 2002, the Company completed mergers with Endeavor Management Company
(EMC) and IDEX Management, Inc. (IMI), both investment advisors and related parties. The transactions were accounted for similar to a pooling of interests. See Note 5.

BASIS OF PRESENTATION

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

INVESTMENTS IN SECURITIES

Pursuant to Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company designated its investment in the Funds as "available-for-sale". Available-for-sale securities are reported at market value and unrealized gains and losses on these securities are included directly in stockholders' equity, net of related deferred income taxes. The specific identification method is used in determining realized gains and losses.

                     AEGON/Transamerica Fund Advisers, Inc.

        Notes to Financial Statements (continued) (Dollars in thousands)


DECEMBER 31, 2003

1.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS IN SECURITIES (CONTINUED)

At December 31, 2003, unrealized investment gains on the investments in the Funds of $746 were comprised of gross unrealized losses of $100 and gross unrealized gains of $846. At December 31, 2002 unrealized investment losses on the investment in the Funds of $361 were comprised of gross unrealized losses of $551 and gross unrealized gains of $190.

INVESTMENT ADVISORY AND MANAGEMENT FEES

Investment advisory and management fees earned in 2003, 2002 and 2001, are calculated at annual rates that range from 0.10% to 1.30% of the average daily net assets of the portfolios of the Fund. The investment advisory agreements also provide for the Company to reimburse the portfolios of the Funds to the extent that each of the portfolios' normal operating expenses (exclusive of brokerage commissions, 12b-1 distribution fees, interest and taxes) exceed the expense limitation of the applicable portfolio.

The Company has entered into sub-advisory agreements with various companies to provide investment services to the portfolios of the Funds. As compensation, the Company pays the investment advisors fees ranging from 0.10% to 0.75% of the average daily net assets of the applicable portfolio.

CERTIFICATE OF DEPOSIT

The certificate of deposit is reported at cost.

GOODWILL

The Company adopted Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142) in 2002. Under SFAS 142, goodwill is no longer amortized but is subject to annual impairment tests. Accordingly, the Company performed the required impairment tests, which resulted in no impairment write-offs. Net Income for 2001, adjusted to exclude amortization expense consistent with SFAS 142, would have been $26,308.

                     AEGON/Transamerica Fund Advisers, Inc.

        Notes to Financial Statements (continued) (Dollars in thousands)

                               December 31, 2003


1.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED INCOME TAXES

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period, excluding deferred tax assets or liabilities applicable to unrealized gains and losses on available-for-sale securities, which are included as a component of accumulated other comprehensive income/(loss).

FINANCIAL INSTRUMENTS

The Company's assets and liabilities include various items that meet the definition of financial instruments and require disclosure of their related fair value. Due to the nature of the Company's financial instruments, management does not believe the fair value of such assets and liabilities differ materially from those carrying values included herein.

2.        INCOME TAXES

The Company files consolidated federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group.

The provision for income taxes consists of the following for the years ended December 31:

                             2003                 2002                2001
                           --------             --------            --------

        Federal            $ 23,902             $ 12,872            $ 13,587
        State                (1,527)               1,445               2,588
                           --------             --------            --------
                           $ 22,375             $ 14,317            $ 16,175
                           ========             ========            ========

                     AEGON/Transamerica Fund Advisers, Inc.

        Notes to Financial Statements (continued) (Dollars in thousands)

                               December 31, 2003


2.       INCOME TAXES (CONTINUED)

Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity. Deferred income taxes arise primarily from differing methods used to account for unrealized gains (losses) on the Company's investment portfolio, amortization of goodwill and future payments to a former officer.

Net deferred income taxes are comprised of gross deferred income tax assets of $2 and gross deferred income tax liabilities of $1,176 at December 31, 2003. Net deferred income taxes are comprised of gross deferred income tax assets of $183 and gross deferred income tax liabilities of $468 at December 31, 2002.

Income tax expense for 2003 differs from that computed at the applicable statutory federal income tax rate (35%) primarily due to an overaccrual of taxes in the prior year. Income tax expense for 2002 and 2001, differs from that computed at the applicable statutory federal income tax rate (35%) primarily due to state income taxes.

3.       TRANSACTIONS WITH RELATED PARTIES

A majority of the administrative costs of the Company were absorbed by its parent company in 2003, 2002 and 2001.

During 2003, 2002 and 2001, the Company paid dividends of $40,033, $16,921, and $18,495 respectively, to WRL. During 2003, 2002, and 2001, the Company paid dividends of $11,291, $4,773, and $0, respectively to AUSA.

During 2003, 2002 and 2001, the Company had investment sub-advisory agreements with AEGON USA Investment Management, Inc., a related party, and the investment sub-advisor to one portfolio of the Funds. As compensation, the Company paid approximately $634, $862, and $1,090 to AEGON USA Investment Management, Inc. for the years ended December 31, 2003, 2002 and 2001, respectively.

During 2003, 2002 and 2001, the Company had investment sub-advisory agreements with Great Companies L.L.C., a related party, and the investment sub-advisor to six portfolios of the Funds. As compensation, the Company paid approximately $2,562, $1,765, and $824 to Great Companies L.L.C. for the years ended December 31, 2003 and 2002, and 2001, respectively.

                     AEGON/Transamerica Fund Advisers, Inc.

        Notes to Financial Statements (continued) (Dollars in thousands)

                               December 31, 2003


3.       TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

During 2003, 2002 and 2001, the Company had an investment sub-advisory agreement with Transamerica Investment Management, L.L.C., a related party, and the investment sub-advisor to eleven portfolios of the Funds. As compensation, the Company paid approximately $7,782, $3,941, and $359 to Transamerica Investment Management, L.L.C. for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company had an administrative services agreement with an affiliate, AFSG Securities Corporation, a wholly owned subsidiary of AUSA, for administrative services for IDEX during 2002 and 2001. As compensation, AFSG Securities Corporation received 50% of the IDEX net investment management and advisory fee after deduction for goodwill amortization, through June 30, 2002. The Company paid $7,894 and $14,290 during 2002 and 2001, respectively in accordance with this agreement.

4.       COMMITMENTS

The IDEX Protected Principal Stock fund provides a guarantee to the shareholder against a falling equity market. The guarantee, which is made by ATFA, provides that if the shareholder's account value as of the guarantee maturity date is less than the remaining original principal invested by the shareholder, the shortfall will be credited to the shareholder's account. ATFA's guarantee to the fund's shareholders is supported financially by an agreement with an affiliated insurance company, Peoples Benefit Life Insurance Company (Peoples Benefit), whereby Peoples Benefit guarantees payment of ATFA's (or a successor investment adviser's) obligations to shareholders under the guarantee. ATFA pays Peoples Benefit a fee at the annual rate of 0.50% of the fund's average daily net value for this financial support. The Company paid $326 and $171 in accordance with this agreement during 2003 and 2002, respectively.

The Company has an agreement (the Incentive Program) with a former officer of the Company, which provides for an annual payment of 0.01% of certain average assets under management for all variable assets issued with policy issue dates prior to January 1, 2000. The payments under this agreement are to continue until such time as the annualized payment as defined in the agreement is less than $25. The Company paid $ 131, $120 and $210 during 2003, 2002 and 2001, respectively, in accordance with the terms of this agreement. At December 31, 2003, 2002 and 2001, the amount of assets under management with policy issue dates prior to January 1, 2000 was $1,422,133, $1,269,741 and $1,914,354,
respectively.

                     AEGON/Transamerica Fund Advisers, Inc.

        Notes to Financial Statements (continued) (Dollars in thousands)

                               December 31, 2003


4.       COMMITMENTS (CONTINUED)

As part of the termination agreement for the former officer referred to in the preceding paragraph, the Company agreed to make payments approximately equal to what the former officer would have expected to earn under the Incentive Program for expected 2000 sales. In accordance with this termination agreement, the Company estimated the present value of such payments at $400 and agreed to pay such amounts in four annual installments, including interest. The Company paid $143, $128 and $114 in accordance with this agreement during 2003, 2002 and 2001 respectively.

The former Endeavor Management Company (See Note 5) was purchased by AUSA on July 23, 1999. In accordance with the terms of the Stock Purchase Agreement, AUSA agreed to make an additional payment (the Earn-Out) to the sellers in 2004. The Earn-Out is 0.05% of the average quarterly difference between quarterly actual aggregate assets under management and quarterly expected aggregate assets under management of the Company as defined in the agreement. If the sum of all quarterly Earn-Out from the date of the agreement until December 31, 2003, is less than or equal to zero, no Earn-Out shall be payable. Amounts paid in conjunction with this agreement will be recorded as goodwill when paid.

                     AEGON/Transamerica Fund Advisers, Inc.

        Notes to Financial Statements (continued) (Dollars in thousands)

                               December 31, 2003


5.       BUSINESS COMBINATIONS

On January 8, 2002, the Company completed its merger with EMC, an investment advisor and related party. On July 18, 2002, the Company completed its merger with IDEX, also an investment advisor and related party. As these transactions were amongst related parties, the transactions were accounted for similar to a pooling of interests in accordance with APB 16 Business Combinations, and, accordingly, the historical financial statements of the Company have been restated to include the financial position, results of operations, and cash flows of EMC and IDEX for all periods presented. The pre-acquisition results of operations of the separate companies and the combined amounts presented in the financial statements are as follows:


                                    Year Ended
                                   December 31,
                                      2001
                                   -----------

Investment Advisory Fees:

     ATFA                            $  65,547
EMC                                     19,583
IDEX                                    50,310
                                     ---------
Combined                             $ 135,440
                                     =========

Net Income (loss):
ATFA                                 $  20,132
EMC                                      4,323
IDEX                                      (224)
                                     ---------
Combined                             $  24,231
                                     =========